UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

(Name of Issuer)

Shares of Common Stock, No Par Value

American Depositary Shares Representing

30 Shares of Common Stock (the “ADSs”)

(Title of Class of Securities)

29244T101

(CUSIP Number)

Enel S.p.A.

Viale Regina Margherita 137

00198 Rome

Italy

Attn: Giulio Fazio

Head of Legal and Corporate Affairs

Tel: +39 06 8305 2081

Fax: +39 06 8305 2129

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 29244T101	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,919,488,794 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,919,488,794 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,919,488,794 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.98% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29244T101	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel Iberoamérica, S.R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,919,488,794 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,919,488,794 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,919,488,794 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.98% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29244T101	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel Latinoamérica, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,919,488,794 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,919,488,794 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,919,488,794 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.98% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29244T101	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enersis Chile S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,919,488,794 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,919,488,794 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,919,488,794 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.98% (See Item 5)
14	TYPE OF REPORTING PERSON CO

Item	1. Security and Issuer.

The classes of equity securities to which this Schedule 13D (this “Schedule 13D”) relates are the shares of Common Stock, no par value (the “Common Stock”), of Empresa Nacional de Electricidad S.A., a Chilean sociedad anónima (“Endesa Chile” or the “Issuer”), and American Depositary Shares of Endesa Chile (“ADSs”), each representing 30 shares of Common Stock.

Endesa Chile has its principal offices at Santa Rosa 76, Santiago, Chile.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by Enel S.p.A (“Enel”), an Italian societá per azioni; Enel Iberoamérica, S.R.L. (“EIA”), a Spanish sociedad de responsibilidad limitada; Enel Latinoamérica, S.A. (“ELA”), a Spanish sociedad anónima; and Enersis Chile S.A., a Chilean sociedad anónima (“Enersis Chile”) (collectively, the “Reporting Persons”). EIA is wholly owned by Enel and ELA is wholly owned by EIA. EIA and ELA hold directly 20.3% and 40.32% of Enersis Chile, respectively.

The principal business of Enel is the integrated production, distribution, and sale of electricity and gas in 32 countries across 4 continents. EIA is a holding company holding the Iberian and Latin American electricity and gas businesses of the Enel group of companies (the “Enel Group”). ELA is a holding company holding the Latin American electricity and gas businesses of the Enel Group, including Enersis Chile. Enersis Chile is principally engaged in the generation and distribution of electricity in Chile.

The business addresses of the Reporting Persons are:

(a) Enel: Viale Regina Margherita 137, 00198 Rome, Italy

(b) EIA: Ribera del Loira 60, 28042 Madrid, Spain

(c) ELA: Ribera del Loira 60, 28042 Madrid, Spain

(d) Enersis Chile: Santa Rosa 76, Santiago, Chile

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the directors and executive officers of the Reporting Persons is set forth in Schedule A to this Schedule 13D and is incorporated herein by reference in its entirety.

During the past five years, none of the Reporting Persons (and to the knowledge of the Reporting Persons, none of their respective directors and executive officers set forth in Schedule A) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Enersis Chile became the direct beneficial owner of 59.98% of the Endesa Chile shares as a result of the Spin-Off (as defined in Item 4 below) without payment of monetary consideration therefor. Therefore, no funds were used for such purpose.

Item 4. Purpose of Transaction.

(a) All of the information set forth in this Item 4(a) has been previously disclosed in filings filed or furnished by Enersis Américas S.A. (“Enersis Américas”, formerly named Enersis S.A.) and/or Enersis Chile with the United States Securities and Exchange Commission (the “SEC”):

As previously disclosed by Enersis Américas, on March 1, 2016 in connection with a spin-off of Enersis Chile from Enersis Américas (the “Spin-Off”), Enersis Chile was allocated 4,919,488,794 shares of Endesa Chile. As a result, Enersis Chile became the beneficial owner of 59.98% of the Endesa Chile shares.

As previously disclosed by Enersis Américas, on April 22, 2015, Enel requested that the Board of Directors of Enersis Américas consider and analyze a potential corporate reorganization process involving Enersis Américas, Endesa Chile and Chilectra S.A. that would separate their businesses and assets in Chile from those in Argentina, Brazil, Colombia and Peru so that the Chilean businesses and the non-Chilean businesses may be grouped by geographic area.

As previously disclosed by Enersis Américas, at the extraordinary shareholders’ meeting of Enersis Américas held on December 18, 2015, shareholders of Enersis Américas voted in favor of the Spin-Off and other matters related thereto.

As previously disclosed by Enersis Américas and Enersis Chile, the Spin-Off was completed on April 26, 2016.

(b) The Reporting Persons have no present plan or proposal that relates to or would result in any of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As described in Item 2 above, Enel wholly owns EIA, which wholly owns ELA. EIA and ELA hold 20.3% and 40.32% of Enersis Chile, respectively. As of August 11, 2016, Endesa Chile had 8,201,754,580 shares of Common Stock outstanding. Enersis Chile beneficially owned 4,919,488,794 shares of Common Stock of Endesa Chile, representing 59.98% of the Common Stock of Endesa Chile outstanding, as of such date.

(b) Based on the relationships reported under Item 2 above, Enel, as ultimate parent of EIA, ELA and Enersis Chile, may be deemed to have shared voting and dispositive power with respect to the 4,919,488,794 shares of Common Stock of Endesa Chile owned by Enersis Chile. EIA and ELA, as wholly owned subsidiaries of Enel, may also be deemed to have shared voting and dispositive power with respect to the 4,919,488,794 shares of Common Stock of Endesa Chile owned by Enersis Chile. The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) Except as described in this Schedule 13D, (i) the Reporting Persons and, to the knowledge of such Reporting Persons, the persons set forth in Schedule A hereto, do not beneficially own any Common Stock of Endesa Chile, and (ii) there have been no transactions in shares of Common Stock of Endesa Chile or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock of Endesa Chile, by the Reporting Persons, or to the knowledge of the Reporting Persons, by any of the persons set forth in Schedule A, since the date that is 60 days prior to the date of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons or to their knowledge, any executive officer or director of the Reporting Persons set forth in Schedule A, has any contracts, arrangements, understandings or relationships with any persons with respect to the securities of the Issuer, except as described in this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement required by Rule 13d-1(k)(1).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2016	ENEL S.P.A.

	By:	/s/ Alberto de Paoli
Name: Alberto de Paoli Title: Chief Financial Officer

Schedule A

Directors and Executive Officers of the Reporting Persons.

The following tables sets forth the name, business address, present principal occupation or employment (and address of such organization) and citizenship of each director and executive officer of the Reporting Persons.

I.	Enel S.p.A.

A.	Directors

Name	Present Principal Occupation or Employment and Business Address	Nationality

Maria Patrizia Grieco	Chairman of Enel S.p.A. Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Francesco Starace	Chief Executive Officer of Enel S.p.A. Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Alfredo Antoniozzi	Director of Enel S.p.A. Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Alessandro Banchi	Chairman of the supervisory board of Biotest A.G. Biotest A.G. Landsteinerstraße 5 63303 Dreieich, Germany	Italy

Alberto Bianchi	Partner at Bianchi and Associates Law Firm Via Palestro 3 50123 Florence, Italy	Italy

Paola Girdinio	Professor at the University of Genoa Via Balbi 5 16126 Genoa, Italy	Italy

Alberto Pera	Chief Of Counsel at Gianni, Origoni, Grippo, Cappelli & Partners Law Firm Via delle Quattro Fontane 20 00184 Rome, Italy	Italy

Anna Chiara Svelto	Legal and Corporate Affairs Chief Officer of Unione di Banche Italiane S.p.A. Piazza Vittorio Veneto 8 24122 Bergamo, Italy	Italy

Name	Present Principal Occupation or Employment and Business Address	Nationality

Angelo Taraborrelli	Director of Enel S.p.A. Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

B.	Executive Officers

Name	Present Principal Occupation or Employment and Business Address	Nationality

Francesca Di Carlo	Head of Human Resources and Organization Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Alberto De Paoli	Chief Financial Officer Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Ryan O’Keeffe	Head of Communications Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	South Africa

Ernesto Ciorra	Head of the Innovation and Sustainability Office Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Giulio Fazio	Head of Legal and Corporate Affairs Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Simone Mori	Head of European Affairs Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Silvia Fiori	Head of Audit Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Francesco Buresti	Head of Global Procurement Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Name	Present Principal Occupation or Employment and Business Address	Nationality

Carlo Bozzoli	Head of Global Information and Communications Technology Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Claudio Machetti	Head of Global Trading and Upstream Gas Business Line Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Carlo Tamburi	Head of Country Italy Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

José Damián Bogas Gálvez	Director for Iberia of Enel S.p.A. / Chief Executive Officer of Endesa, S.A. Endesa, S.A. Ribera del Loira 60 28042 Madrid, Spain	Spain

Luca D’Agnese	Director of Latin America Division of Enel S.p.A. / Chief Executive Officer of Enersis Américas S.A. / Chief Executive Officer of Enersis Chile S.A. Enersis Américas S.A. Santa Rosa 76 Santiago, Chile	Italy

Francesco Venturini	Chief Executive Officer and General Manager of Enel Green Power S.p.A. c/o Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	United States

Robert Deambrogio	Head of Europe and North Africa Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Enrico Viale	Head of Global Thermal Generation Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Livio Gallo	Head of Global Infrastructure and Networks Business Line Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

II.	Enel Iberoamérica, S.R.L.

A.	Directors

Name	Present Principal Occupation or Employment and Business Address	Nationality

Francesco Starace	See Schedule A – I.A. above	Italy

Luca D’Agnese	See Schedule A – I.B. above	Italy

Francisco de Borja Acha B.	Chairman of Enersis Américas S.A. Enersis Américas S.A. Santa Rosa 76 Santiago, Chile	Spain

Francisco de Borja Prado E.	Chairman of Endesa, S.A. Endesa, S.A. Ribera del Loira 60 28042 Madrid, Spain	Spain

José Damián Bogas Gálvez	See Schedule A – I.B. above	Spain

B.	Executive Officers

Name	Present Principal Occupation or Employment and Business Address	Nationality

Paolo Bondi	Chief Financial Officer Enel Iberoamérica, S.R.L. c/o Endesa, S.A. Ribera del Loira 60 28042 Madrid, Spain	Italy

Andrea Lo Faso	General Director of Human Resource and Organization Enel Iberoamérica, S.R.L. c/o Endesa, S.A. Ribera del Loira 60 28042 Madrid, Spain	Italy

Rafael Fauquié	General Director of Corporate & Legal Affairs of Latam Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Spain

Name	Present Principal Occupation or Employment and Business Address	Nationality

Manuel Marín Guzmán	General Director of ICT Enel Iberoamérica, S.R.L. c/o Endesa, S.A. Ribera del Loira 60 28042 Madrid, Spain	Spain

III.	Enel Latinoamérica, S.A.

A.	Directors

Name	Present Principal Occupation or Employment and Business Address	Nationality

Luca D’Agnese	See Schedule A – I.B. above	Italy

Francisco de Borja Acha B.	See Schedule A – II.A. above	Spain

Paolo Bondi	See Schedule A – II.B. above	Italy

B.	Executive Officers

Name	Present Principal Occupation or Employment and Business Address	Nationality

Luca D’Agnese	See Schedule A – I.B. above	Italy

IV.	Enersis Chile S.A.

A.	Directors

Name	Present Principal Occupation or Employment and Business Address	Nationality

Francisco de Borja Acha B.*	See Schedule A – II.A. above	Spain

Francesco Starace*	See Schedule A – I.A. above	Italy

Alberto De Paoli*	See Schedule A – I.B. above	Italy

Herman Chadwick P.**	Chairman of the Chile-Spain Business Committee of Sociedad de Fomento Fabril Andrés Bello 2777 Santiago, Las Condes, Chile	Chile

Giulio Fazio	See Schedule A – I.B. above	Italy

Salvatore Bernabei**	Head of Renewable Energies Latin America of Enel Green Power S.p.A. c/o Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Pedro Pablo Cabrera G.	Director of Enersis Chile S.A. Enersis Chile S.A. Santa Rosa 76 Santiago, Chile	Chile

Fernán Gazmuri P.	Director of AGF of Capital Advisors Alcántara 200, oficina 1001 Santiago, Las Condes, Chile	Chile

Juan Gerardo Jofré M.	Director of Codelco Huérfanos 1270 Santiago, Chile	Chile

Name	Present Principal Occupation or Employment and Business Address	Nationality

Vincenzo Ranieri**	Chief Financial Offcer of Slovenské elektrárne, a.s. Apollo Business Center II, blok G, Mlynské nivy 16688/49, 821 09 Bratislava-Ružinov, Slovakia	Italy

*	Served as a director of Enersis Chile until April 28, 2016
**	Elected director of Enersis Chile on April 28, 2016

B.	Executive Officers

Name	Present Principal Occupation or Employment and Business Address	Nationality

Luca D’Agnese	See Schedule A – I.B. above	Italy

Antonio Barreda T.	Procurement Officer of Enersis Américas S.A. and Enersis Chile S.A. Santa Rosa 76 Santiago, Chile	Chile

Marco Fadda	Planning and Control Officer of Enersis Américas S.A. and Enersis Chile S.A. Santa Rosa 76 Santiago, Chile	Italy

Javier Galán A.	Chief Financial Officer of Enersis Américas S.A. and Enersis Chile S.A. Santa Rosa 76 Santiago, Chile	Spain

José Miranda M.	Communications Officer of Enersis Américas S.A. and Enersis Chile S.A. Santa Rosa 76 Santiago, Chile	Chile

Name	Present Principal Occupation or Employment and Business Address	Nationality

Alain Rosolino	Internal Audit Officer of Enersis Américas S.A. and Enersis Chile S.A. Santa Rosa 76 Santiago, Chile	Italy

Pedro Urzúa F.	Institutional Affairs Officer of Enersis Chile S.A. Santa Rosa 76 Santiago, Chile	Chile

Domingo Valdés P.	General Counsel of Enersis Américas S.A. and Enersis Chile S.A. Santa Rosa 76 Santiago, Chile	Chile

Paola Visintini V.	Human Resources Officer of Enersis Américas S.A. and Enersis Chile S.A. Santa Rosa 76 Santiago, Chile	Chile

***	Served as Former Deputy Chief Executive Officer and Country Manager for Chile of Enersis Américas S.A. and Former Deputy Chief Executive Officer of Enersis Chile S.A. until April 29, 2016.